WOODSIDE

5 September 2006

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Release which has recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- North West Shelf Venture Phase V Cost Review

Yours faithfully
WOODSIDE PETROLEUM LTD.

Frances Kernot
Company Secretary

WOODSIDE PETROLEUM LTD.
A.B.N. - 55 004 898 962
Woodside Plaza, 240 St Georges Terrace, Perth, Western Australia, 6000
GPO Box D188, Perth, Western Australia, 6840
Telephone: (08) 9348 4000. Facsimile: (08) 9325 8178.

ASX ANNOUNCEMENT
(ASX: WPL)

TUESDAY, 5 SEPTEMBER 2006
10:30AM (WST)

WOODSIDE

MEDIA
PETER KERMODE
W: + 61 8 9348 4135
M: + 61 411 209 459
E: peter.kermode@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

NORTH WEST SHELF VENTURE PHASE V COST REVIEW

The North West Shelf Venture has approved an increase in costs for the Phase V expansion at its onshore gas plant near Karratha, Western Australia.

The project budget, which was initially A$2 billion, has been revised up by 21% to A$2.425 billion following a comprehensive review.

The revision is largely due to higher labour costs in construction contracts awarded during a period of extraordinary international construction market inflation.

The project includes construction of an LNG processing train with an annual capacity of 4.2 million tonnes and associated infrastructure including a second loading berth. The current expansion phase remains on schedule for completion in mid-2008.

The six equal participants in the NWS Venture are: Woodside Energy Ltd. (16.67% and operator); BHP Billiton (North West Shelf) Pty. Ltd. (16.67%); BP Developments Australia Pty. Ltd. (16.67%); Chevron Australia Pty. Ltd. (16.67%); Japan Australia LNG (MIMI) Pty. Ltd. (16.67%); and Shell Development (Australia) Proprietary Limited (16.67%). CNOOC NWS Private Limited is also a member of the North West Shelf Venture and has a 25% interest in the China LNG Joint Venture which was established in December 2004 to accommodate CNOOC and to supply LNG to Guangdong Dapeng LNG. CNOOC does not have an interest in North West Shelf Venture infrastructure.